Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since May 31, 2026, which were all completed through open market purchases.

Tether International, S.A. de C.V.:

Date	Shares Bought	Price
June 22, 2026	214,292	2.8210
June 23, 2026	433,656	2.8428
June 24, 2026	352,052	2.8182
July 27, 2026	281,121	2.6280
July 28, 2026	282,869	2.6000
July 29, 2026	264,200	2.6169
July 30, 2026	171,810	2.6500